                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          RESORTS INTERNATIONAL, INC.
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  761185 40 4
                                 --------------
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
                          780 Third Avenue, Suite 1801
                           New York, New York  10017
                                 (212) 753-1503
                 -------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 July 21, 1994
                 -------------------------------------------------
                         (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                     (Continued on the following page(s))


                               Page 1 of 17 Pages

CUSIP NO.  761185 40 4            13D                       Page 2 of 17 Pages
           -----------                                          ---  ----


     1     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

                 Mervyn E. Griffin

     2     Check the Appropriate Box if a Member of a Group*           (a) /x/
                                                                       (b) / /

     3   SEC Use Only

     4   Source of Funds*
         WC

     5   Check Box if Disclosure of Legal Proceedings Is
         Required Pursuant to Items 2(d) or 2(e)                           / /

     6   Citizenship or Place of Organization
         United States of America

        NUMBER        7    Sole Voting Power

          OF               10,348,965
        SHARES
     BENEFICIALLY     8    Shared Voting Power

                           -0-

       OWNED BY       9    Sole Dispositive Power

         EACH              10,348,965
       REPORTING
        PERSON        10   Shared Dispositive Power
         WITH              -0-

    11   Aggregate Amount Beneficially Owned by Each Reporting Person
         10,368,965

    12   Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                                   / /

    13   Percent of Class Represented by Amount in Row (11)
         24.4%

    14   Type of Reporting Person*
         IN



                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  761185 40 4            13D                       Page 3 of 17 Pages
           -----------                                          ---  ----



      1    Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

             Thomas E. Gallagher

      2    Check the Appropriate Box if a Member of a Group*          (a) /x/
                                                                      (b) / /
      3    SEC Use Only

      4    Source of Fund*
           PF

      5    Check Box if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e)                        / /

      6    Citizenship or Place of Organization
           United States of America

          NUMBER        7   Sole Voting Power

            OF              15,000

          SHARES        8   Shared Voting Power

       BENEFICIALLY         -0-

         OWNED BY       9   Sole Dispositive Power

           EACH             15,000
        REPORTING
          PERSON
           WITH        10   Shared Dispositive Power

                            -0-

      11   Aggregate Amount Beneficially Owned by Each Reporting Person
           10,368,965

      12   Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares*                                                / /

      13   Percent of Class Represented by Amount in Row (11)
           24.4%

      14   Type of Reporting Person*
           IN



                     *  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  761185 40 4            13D                       Page 4 of 17 Pages
           -----------                                          ---  ----




      1    Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

                Lawrence Cohen

      2    Check the Appropriate Box if a Member of a Group*          (a) /x/
                                                                      (b) / /
      3    SEC Use Only

      4    Source of Fund*
           PF

      5    Check Box if Disclosure of Legal Proceedings Is
           Required Pursuant to Items 2(d) or 2(e)                        / /

      6    Citizenship or Place of Organization
           United States of America

          NUMBER        7   Sole Voting Power

            OF              5,000

          SHARES        8   Shared Voting Power

       BENEFICIALLY         -0-

         OWNED BY       9   Sole Dispositive Power

           EACH             5,000
        REPORTING
          PERSON
           WITH        10   Shared Dispositive Power

                            -0-

      11   Aggregate Amount Beneficially Owned by Each Reporting Person
           10,368,965

      12   Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares*                                                 / /

      13   Percent of Class Represented by Amount in Row (11)
           24.4%

      14   Type of Reporting Person*
           IN


               * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

       This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Resorts
International, Inc., a Delaware corporation ("RII"). The address of RII's principal executive office is 1133 Boardwalk, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.

      I.  Mervyn E. Griffin

          (a)  This statement is being filed by Mervyn E. Griffin.

          (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Griffin is an entertainer and investor and he serves as the Chairman of the Board of Directors of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. Mr. Griffin is also Chairman of
The Griffin Group, Inc. ("TGG"), an investment and management company that, among other things, provides management services to Mr. Griffin's other investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York
10017.  Mr. Griffin is also Chairman of Atlantic Resorts
Holdings, Inc. ("ARH"), a corporation through which Mr.
Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

          (d) Mr. Griffin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Griffin has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f) Mr. Griffin is a citizen of the United States of America.


                          Page 5 of 17 Pages

    II.  Thomas E. Gallagher

          (a)  This statement is being filed by Thomas E.
Gallagher.

          (b) Mr. Gallagher's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Gallagher is the President and Chief Executive Officer of TGG and ARH. TGG is an investment and management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr.
Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Gallagher also serves as a director of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. In addition, Mr. Gallagher is a director of Players International, Inc. ("Players"), a riverboat gaming company. Players' principal executive offices are located at 800 Bilbo Street, Lake Charles, Louisiana 70601.

          (d) Mr. Gallagher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Gallagher has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f) Mr. Gallagher is a citizen of the United States of America.

     III. Lawrence Cohen

          (a)  This statement is being filed by Lawrence Cohen.

          (b) Mr. Cohen's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Cohen is the Executive Vice President and the Chief Financial Officer of TGG and the Vice President and the Chief Financial Officer of ARH. TGG is an investment and





                               Page 6 of 17 Pages
management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

          (d) Mr. Cohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Cohen has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f)  Mr. Cohen is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     I.   Mervyn E. Griffin

          Pursuant to the first reorganization of RII and certain of its subsidiaries under Chapter 11 of Title 11 of the United States Codes ("Chapter 11 Proceedings"),
Mr. Griffin received an aggregate of 4,400,000 shares of common stock of RII in exchange for $12,345,918 in cash, a one-year promissory note in the amount of $11,000,000 secured by a bank letter of credit, his agreement to the merger of the wholly-owned parent of RII into a newly formed subsidiary of RII and the cancellation of the previously outstanding common stock of RII, and his agreement to waive certain rights in the Chapter 11 Proceedings and to provide certain services to RII for a period of two years. Mr. Griffin also made a $10,000 capital contribution to the former parent of RII prior to the above-referenced merger. The sources of the above-referenced funds were Mr. Griffin's personal funds.

          In connection with a subsequent reorganization of RII in Chapter 11 Proceedings completed on May 3, 1994, ARH received a Warrant to purchase 4,666,850 shares of RII Common Stock.
This Warrant was initially to be issued to TGG as compensation pursuant to a License and Services Agreement, dated as of September 17, 1992 (the "License Agreement"), between TGG and
RII.  The right to receive this Warrant was assigned to ARH by
TGG by an Assignment dated April 20, 1994.   The outstanding
shares of TGG and ARH are owned by The Merv Griffin Living
Trust ("Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting





                          Page 7 of 17 Pages
control over securities held by the Trust. The Warrant is currently exercisable. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 4,666,850 shares of RII
Common Stock subject to the Warrant held by ARH.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market for an aggregate purchase price of $533,250. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII
Common Stock acquired by ARH on July 15, 1994.

          On July 21, 1994, ARH acquired (i) 450,000 shares of RII Common Stock in the open market for an aggregate purchase price of $337,500 and (ii) 42,100 shares of RII Common Stock in the open market for an aggregate purchase price of $36,837.50. The source of funds for each acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII Common Stock acquired by ARH on July 21, 1994.

          On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market for an aggregate purchase price of $70,787.50. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII
Common Stock acquired by ARH on July 22, 1994.

     II.  Thomas E. Gallagher

          On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125.00. The source of funds for the acquisition was Mr. Gallagher's personal funds.

     III. Lawrence Cohen

          On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market for an aggregate purchase price of $4,375.00. The source of funds for the acquisition was Mr. Cohen's personal funds.





                               Page 8 of 17 Pages

Item 4.   Purpose of Transaction.

     I.   Mervyn E. Griffin

          Mr. Griffin acquired the first 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the Chapter 11 Proceedings. Mr. Griffin later sold 1,885 shares of Common Stock on the American Stock
Exchange on December 19, 1991.

          TGG agreed to accept the Warrant in partial compensation for services rendered under the License Agreement and subsequently assigned its rights to receive the Warrant to ARH. The
Warrant was issued in connection with the second restructuring of RII pursuant to the Plan of Reorganization of RII and certain of its subsidiaries (the "New Plan of Reorganization"), which Plan was consummated on May 3, 1994.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common
Stock acquired by ARH on July 15, 1994.

          On July 21, 1994, ARH acquired an aggregate of 492,100 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII
Common Stock acquired by ARH on July 21, 1994.

          On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII Common
Stock acquired by ARH on July 22, 1994.

          Mr. Griffin may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Griffin is not currently involved in any plan or proposal that would result in any of the following:




                          Page 9 of 17 Pages

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  any action similar to any of those listed above.

     II.  Thomas E. Gallagher

          On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.

          Mr. Gallagher may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Gallagher is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;




                              Page 10 of 17 Pages

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  any action similar to any of those listed above.

     III. Lawrence Cohen

          On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.

          Mr. Cohen may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Cohen is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

                         Page 11 of 17 Pages

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  any action similar to any of those listed above.

Item 5.   Interest in the Securities of the Issuer.

     I.   Mervyn E. Griffin

          (a) Mr. Griffin, individually and through his ownership interest in ARH, beneficially owns 10,348,965 shares of the Common Stock (of which 5,682,115 shares are issued and outstanding and 4,666,850 shares are issuable upon exercise of the Warrant held by ARH) constituting 24.4% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrant). Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Griffin also may be deemed to be the beneficial owner of 15,000 shares of RII Common Stock owned by Mr. Gallagher and 5,000 shares of RII Common Stock owned by
Mr. Cohen. As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 10,368,965 shares of the Common Stock constituting 24.4% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrant).



                              Page 12 of 17 Pages

          (b) Mr. Griffin exercises (i) sole voting and dispositive power for 5,682,115 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 4,666,850 shares issuable upon exercise of the Warrant held by ARH.

          (c) Mr. Griffin initially acquired 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the first Plan of Reorganization in exchange for the consideration described in Item 3 herein. On December 19, 1991, Mr. Griffin sold 1,885 shares of Common Stock at $1.00 per share on the American Stock Exchange through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260.
ARH received the Warrant on May 3, 1994 for the consideration described in Item 3 in connection with the second restructuring of RII pursuant to the New Plan of Reorganization. On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market at $0.75 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New
York, New York 10260. On July 21, 1994, ARH acquired (i) 450,000 shares of RII Common Stock in the open market at $0.75 per share through Hoenig & Co., Inc., 4 International Drive,
Rye Brook, New York  10573 and (ii) 42,100 shares of RII
Common Stock in the open market at $0.875 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New
York  10260.  On July 22, 1994, ARH acquired 80,900 shares of
RII Common Stock in the open market at $0.875 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New
York, New York  10260.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Griffin in his individual capacity or through his ownership interest in ARH.

          (e)  Not Applicable.

     II.  Thomas E. Gallagher

          (a) Mr. Gallagher, individually, beneficially owns 15,000 shares of the Common Stock constituting 0.04% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Gallagher also may be deemed to be the beneficial owner of 10,348,965 shares of RII Common Stock owned by Mr. Griffin (of which 5,682,115 shares are issued and outstanding and 4,666,850 shares are issuable upon exercise of the Warrant




                         Page 13 of 17 Pages
held by ARH) and 5,000 shares of RII Common Stock owned by Mr. Cohen. As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 10,368,965 shares of the Common Stock constituting 24.4% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrant).

          (b) Mr. Gallagher exercises sole voting and dispositive power for 15,000 shares of the Common Stock.

          (c) On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New
York, New York  10260.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gallagher in his individual capacity.

          (e)  Not Applicable.

     III. Lawrence Cohen

          (a)  Mr. Cohen, individually, beneficially owns
5,000 shares of the Common Stock constituting 0.01% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Cohen also may be deemed to be the beneficial owner of 10,348,965 shares of RII Common Stock owned by Mr. Griffin (of which 5,682,115 shares are issued and outstanding and 4,666,850 shares are issuable upon exercise of the Warrant held by ARH) and 15,000 shares of RII Common Stock owned by Mr. Gallagher. As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 10,368,965 shares of the Common Stock constituting 24.4% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrant).

          (b) Mr. Cohen exercises sole voting and dispositive power for 5,000 shares of the Common Stock.

          (c) On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market at $0.875 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New
York  10260.



                              Page 14 of 17 Pages

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen in his individual capacity.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

     I.   Mervyn E. Griffin

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

          There are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of RII, other than an understanding with Mr.
David P. Hanlon, former President and Chief Executive Officer of RII, pursuant to which Mr. Griffin is to be granted a right of first refusal upon any disposition of shares of Common
Stock acquired by Mr. Hanlon pursuant to the option granted to Mr. Hanlon under a prior Senior Management Stock Option Plan of RII. A definitive agreement has not yet been executed by the parties. Pursuant to Mr. Hanlon's option, he has the right to acquire up to 1,089,275 shares of Common Stock (the
"Option Shares").  The option is presently exercisable.

     II.  Thomas E. Gallagher

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

          There are no other contracts, arrangements, understandings or relationships between Mr. Gallagher and anyone else with respect to any securities of RII

     III. Lawrence Cohen

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which





                         Page 15 of 17 Pages

Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

          There are no other contracts, arrangements, understandings or relationships between Mr. Cohen and anyone else with respect to any securities of RII

Item 7.   Material to be Filed as Exhibits.

          A. Agreement dated July 26, 1994 among Mervyn E. Griffin, Thomas E. Gallagher and Lawrence Cohen regarding Schedule 13D.





                              Page 16 of 17 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July  26 , 1994
- --------------------------------------
DATE


/s/ Mervyn E. Griffin
- --------------------------------------
Mervyn E. Griffin

July  26 , 1994
- --------------------------------------
DATE


/s/ Thomas E. Gallagher
- --------------------------------------
Thomas E. Gallagher


July  26 , 1994
- --------------------------------------
DATE


/s/ Lawrence Cohen
- --------------------------------------
Lawrence Cohen



                         Page 17 of 17 Pages

                                                                   Exhibit A


Dated:  July 26, 1994

     In connection with the Schedule 13D (Amendment No. 5) (the "Schedule 13D") with regard to Resorts International, Inc. to be filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the
Schedule 13D is, and all further amendments to the Schedule 13D by the parties hereto will be, filed on each of our behalf.

                                          By: /s/ Mervyn E. Griffin
                                              -----------------------------
                                                  Mervyn E. Griffin


                                          By: /s/ Thomas E. Gallagher
                                              -----------------------------
                                                  Thomas E. Gallagher


                                          By: /s/ Lawrence Cohen
                                              -----------------------------
                                                  Lawrence Cohen